Filed Pursuant to Rule 433

Registration Statement No. 333-152543

BB&T Best Bank in Town Since 1872

LEHMAN BROTHERS FINANCIAL SERVICES CONFERENCE

September 9, 2008

KELLY S. KING
Chief Operating Officer

BB&T
BB&T SINCE 1872
"A Strong Foundation" by Bryan Larsen
Special commission for BB&T
© 2008 Bryan Larsen

Forward-Looking Information

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. These forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) adverse changes may occur in the securities markets; (7) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T; (8) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (9) expected cost savings associated with completed mergers may not be fully realized or realized within the expected time frames; and (10) deposit attrition, customer loss or revenue loss following completed mergers may be greater than expected. The forward-looking statements included in this presentation have not been examined or compiled by the independent public accountants of BB&T, nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them.

Best Bank in Town Since 1872

Non-GAAP Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). BB&T’s management uses these “non-GAAP” measures in their analysis of the Corporation’s performance. Non-GAAP measures typically adjust GAAP performance measures to exclude the effects of charges, expenses and gains related to the consummation of mergers and acquisitions, and costs related to the integration of merged entities, as well as the amortization of intangibles and purchase accounting mark-to-market adjustments in the case of “cash basis” performance measures. These non-GAAP measures may also exclude other significant gains, losses or expenses that are unusual in nature and not expected to recur. Since these items and their impact on BB&T’s performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is important for a proper understanding of the operating results of BB&T’s core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T’s website (www.bbt.com/investor) and as an appendix to this presentation.

Best Bank in Town Since 1872	2

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

Subsequent to the discussion of such information in any quarterly earnings release, BB&T undertakes no responsibility to update that information should facts and circumstances change.

This presentation repeats information that has been previously disclosed. It should not be interpreted as providing new information, nor as confirming or updating previous disclosures.

Best Bank in Town Since 1872	3

Background

BB&T is a fast growing, highly profitable, regional financial holding company. The core of our business was created by the merger-of-equals between BB&T and Southern National in 1995 and the acquisition of UCB in 1997. All three institutions “grew up” as eastern North Carolina farm banks. This fundamental and sound heritage is reflected in our culture. BB&T was organized in 1872 and is the oldest bank in the Carolinas.

BB&T has consummated 47 acquisitions of community banks and thrifts, 83 insurance agencies, and 31 non-bank acquisitions over the last fifteen years. The employees, clients, shareholders, and board members of these institutions have considerably strengthened our organization.

Best Bank in Town Since 1872	4

Primary Market Segments

50% Retail / 50% Commercial

•	Small Business

•	Commercial Middle Market

•	Real Estate Lending

•	Retail

•	Home Equity

•	Sales Finance

•	Home Mortgage

•	Commercial Mortgage

•	Leasing

•	Insurance

•	Payment Solutions

•	Payroll Processing

•	Institutional Trust Services

•	Wealth Mgt / Private Banking

•	Investment Services

•	Asset Management

•	Capital Markets

•	Venture Capital

•	Consumer Finance

•	Commercial Finance

•	Insurance Premium Finance

•	International

•	Bank Card

•	Merchant

•	Supply Chain Management

Best Bank in Town Since 1872	5

BB&T Market Coverage

June 30, 2008

Primary Non-Bank Business

BANKING OFFICES

State	Branches	Market Share[1]	% of BB&T’s Deposits
Virginia/DC	404	2nd	27%
North Carolina[2]	349	2nd	26%
Georgia	155	5th	11%
Maryland	129	6th	8%
South Carolina	114	3rd	9%
Florida	106	10th	5%
Kentucky	90	4th	5%
West Virginia	78	1st	6%
Tennessee	59	5th	3%
Alabama	3	*
Indiana	2	*

Total	1,489

[1]	Incidental presence in Alabama and Indiana; as of June 30, 2007

[2]	Excludes home office deposits

6

Challenges and Opportunities

1)	Residential Real Estate Downturn: Remains Core Business

2)	Unprecedented Market Disruption: Return to Fundamental Banking

3)	Execute Key Strategies which are being Affirmed as Sound and Enduring

Best Bank in Town Since 1872	7

Summary of Operating Earnings

($ in Millions Except Per Share Information)

Year Ended December 31,

	2003	2004	2005	2006[2]	2007[2]	Five-Year Compound Growth Rate	6/30 2008[2]
Interest income	$4,287	$4,547	$5,506	$6,893	$7,894	12.2%	$3,685	(4.3)%
Interest expense	1,273	1,199	1,981	3,185	4,014	18.9	1,600	(17.6)

Net interest income	3,014	3,348	3,525	3,708	3,880	7.2	2,085	9.1
Provision for credit losses	248	249	217	240	448	11.2	553	247.8
Noninterest income	1,827	2,119	2,324	2,596	2,774	12.5	1,517	9.8
Noninterest expense	2,548	2,890	3,133	3,526	3,601	10.4	1,942	8.2

Operating earnings before income taxes	2,045	2,328	2,499	2,538	2,605	7.3	1,107	(17.3)
Provision for income taxes	621	766	825	831	856	10.8	329	(27.2)
Operating earnings	1,424	1,562	1,674	1,707	1,749	5.8	778	(12.2)
Merger-related & other charges[1]	(359)	(4)	(20)	(179)	(15)		78
Net Income	$1,065	$1,558	$1,654	$1,528	$1,734	5.9	$856	(2.5)

[1]	Net of Taxes

[2]	Includes equity-based compensation

Best Bank in Town Since 1872	8

Financial Strength

($ in Billions Except for Per Share Information)

	December 31					June 30 2008
	2003	2004	2005	2006	2007
Total Assets	$90.5	$100.5	$109.2	$121.4	$132.6	$136.5
Total Shareholders’ Equity	$9.9	$10.9	$11.1	$11.7	$12.6	$12.8
Book Value per share	$18.33	$19.76	$20.49	$21.69	$23.14	$23.40
Tangible Equity/Assets	7.0%	6.8%	6.6%	6.0%	5.7%	5.7%
Leverage Capital Ratio	7.2%	7.1%	7.2%	7.2%	7.2%	7.2%
Tier 1 Capital	9.4%	9.2%	9.3%	9.0%	9.1%	8.9%
Total Capital Ratio	12.5%	14.5%	14.4%	14.3%	14.2%	14.0%
Equity/Assets	11.0%	10.8%	10.2%	9.7%	9.5%	9.4%

Best Bank in Town Since 1872	9

Opportunistic Regulatory Capital Issuance

Announced Retail Trust Preferred Issuance

•	Non-dilutive tax-deductible Tier 1 capital

•	Issuance from a position of strength

•	Opportunistic capital raise to provide flexibility with respect to:

•	strategic investments and opportunities

•	balance sheet growth

Best Bank in Town Since 1872	10

Generating Fee Income and Operating Efficiency1

	For the year ended December 31					For the period ended 6/30/08
	2003	2004	2005	2006	2007
Noninterest Income/ Net Revenue (T/E)	36.0%	37.8%	39.1%	40.6%	41.3%	40.9%
Cash Basis Efficiency Ratio	50.5%	49.7%	50.4%	53.2%	51.6%	51.7%

[1]	Operating results

Best Bank in Town Since 1872	11

Credit Quality

BB&T versus Peers* (as of the year/period end)

Nonperforming Assets / (Loans+OREO)

Net Charge-offs/Average Loans

*	US Financial Institutions in BB&T’s National Peer Group for each reported period. (Currently CMA, FITB, HBAN, KEY, MTB, MI, NCC, PNC, BPOP, RF, STI, UB, USB, ZION)

Best Bank in Town Since 1872	12

Credit Quality

Residential Acquisition, Development, & Construction Loans

June 30, 2008

(Dollars in millions, except average loan and average client size in thousands)

	Builder / Construction	Land Development	Condo / Townhouse	Total ADC
Total loans outstanding	$3,313	$4,640	$658	$8,611
% of total loans	3.5%	4.8%	0.7%	9.0%
Average loan size	$290	$592	$1,426	$436
Average client size	$877	$1,366	$3,382	$1,163
Nonaccruals	4.14%	3.97%	5.05%	4.12%
2008 Loss Ratio	0.47%	0.71%	2.35%	0.74%

•	Long term core business for BB&T – 30+ years

•	In-market relationship driven strategy

•	Conservative limits on client and project exposures based on risk profile

•	Began additional restrictions in August 2005

Best Bank in Town Since 1872	13

Credit Quality

Other Commercial Real Estate Loans

June 30, 2008

(Dollars in millions, except average loan and average client size in thousands)

	Commercial Construction	Commercial Land/ Development	Permanent Income Producing Properties	Total Other CRE
Total loans outstanding	$2,224	$2,623	$5,722	$10,569
% of total loans	2.3%	2.7%	6.0%	11.0%
Average loan size	$1,099	$747	$332	$467
Average client size	$1,464	$906	$486	$656
Nonaccruals	0.55%	1.34%	0.62%	0.78%
2008 Loss Ratio	0.02%	0.09%	0.04%	0.05%

•

Commercial real estate loans (CRE) are defined as loans to finance non-owner occupied real property where the primary repayment source is the sale or rental/lease of the real property. Definition is based on internal classification.

•	Other CRE loans consist primarily of non-residential income producing CRE loans. C&I loans secured by real property are excluded.

Best Bank in Town Since 1872	14

Credit Quality

Residential Mortgage Loans

June 30, 2008

	Direct Retail		Mortgage
	Loans	Lines	Prime	ALT A	Construction/ permanent	Subprime
Total Outstandings	$9.5 bil	$5.0 bil	$12.1 bil	$3.3 bil	$1.7 bil	$0.6 bil
% of Total Loans	9.9%	5.2%	12.6%	3.4%	1.8%	0.6%
Average Loan Size	$49,000	$34,000	$192,000	$329,000	$312,000	$69,000
% First Mortgage	77.1%	23.4%	99.7%	99.7%	98.8%	82.4%
Average Credit Score	725	759	720	734	734	607
2008 Loss Ratio	0.50%	0.86%	0.11%	0.29%	0.53%	1.46%

•	No option ARMs, Negative Amortization, Section 32 or High Cost Loans

•	Minimal Subprime or buyback exposure

Best Bank in Town Since 1872	15

Relative Financial Performance

2008

	BB&T*	National Peers**
Nonperforming Assets/Total Assets	.95%	1.28%
CB ROA	1.27%	.51%
CB ROE	22.12%	9.32%

*	Operating - as of/for the period ended 6/30/08

**	National Peers consist of CMA, FITB, HBAN, KEY, MTB, MI, NCC, PNC, BPOP, RF, STI, UB, USB and ZION.

Source: SNL Securities and company reports as of/for the period ended 6/30/08

Best Bank in Town Since 1872	16

Total Assets and Operating Earnings

Growth Trends since the Merger of Equals

Operating Earnings: As Originally Reported 15-Year Compound Annual Growth Rate 23.2%

Assets: As Originally Reported 15-Year Compound Annual Growth Rate 22.0%

Best Bank in Town Since 1872	17

Long - Term Trends

•	26 Consecutive years of record operating earnings

•	20 Year compound annual growth in EPS 10.0%

•	Paid cash dividend every year since 1903

•	37th Consecutive year of dividend increases

Best Bank in Town Since 1872	18

Recognitions

•	SBA: Ranked BB&T 1st Small Business Friendly Bank

•	J.D. Power’s Survey: Best Bank for Mortgage Servicing

•	J.D. Power’s Survey: #1 Prime Lender in Auto Dealer Satisfaction

•	Auto Dealers Survey: Regional Acceptance #1 Sub-Prime Auto Lender

•	Greenwich Excellence Awards in Business Banking

•	Ranked by CRO as one of America’s “100 Best Corporate Citizens”

•	BB&T Insurance Services Rated 1st In Overall Productivity

Best Bank in Town Since 1872	19

Recognitions

•	BB&T Capital Markets: Best on Street Analysts

•	World’s Best Import Factor: by Factors Chain International

•	Largest U.S. Import Factor

•	ASTD BEST: Champion Learning Culture

•	Ranked by Training Magazine in Top 5% in Quality of Employee Training Program

•	Ranked by 401kExchange #1 in Client Service ($1-$10 million)

•	Mergent Dividend Achiever (only 2% qualify)

•	S&P: High Yield Dividend Aristocrat

Best Bank in Town Since 1872	20

Service Quality

Retail Client Satisfaction

Research was conducted by Maritz Research Inc.

Graphs represent percentage of “top box” scores.

Best Bank in Town Since 1872	21

Total Compound Annual Return to Shareholders

June 30, 2008

	BB&T	S&P 500	National Peers*
3 Year	-13.2%	4.4%	-21.2%
5 Year	-4.0%	7.6%	-8.9%
10 Year	-.5%	2.9%	-3.6%
15 Year	8.5%	9.2%	6.3%
20 Year	13.4%	10.4%	9.2%

*	National Peers consist of CMA, FITB, HBAN, KEY, MTB, MI, NCC, PNC, BPOP, RF, STI, UB, USB and ZION.

Best Bank in Town Since 1872	22

The

Future

Best Bank in Town Since 1872

BB&T Long-Term Strategy

Long-Term Financial Goals

• Cash Basis earnings per share growth rate	8	%+

• Cash Basis return on equity	22	%+

• Cash Basis return on assets	1.50	%+

• Dividend per share growth rate	8	%+

• Book value per share growth rate	4	%+

While all goals are significant and interrelated, these objectives are listed in order of importance.

The ultimate objective is to optimize long-term total return to shareholders.

Best Bank in Town Since 1872	24

2009 Key Strategic Objectives

1)	Effectively Manage Through The Credit Cycle

2)	Achieve Superior Revenue Growth

3)	Create The Perfect Client Experience

4)	Control Cost: Maximize Economic Profit

Best Bank in Town Since 1872	25

Special Strengths of BB&T

•	Superior sales system / Superior revenue growth

•	Different and better model for community banking

•	Unique and successful acquisition strategy

•	Great markets / Great franchise

•	Philosophy: Rational / Objective

Best Bank in Town Since 1872	26

TEAMWORK
PRODUCTIVITY
SELF-ESTEEM
PRIDE
JUSTICE
INTEGRITY
HONESTY
REASON
REALITY
INDEPENDENT
THINKING

Appendix

Reconciliations of Non-GAAP

Financial Measures

Best Bank in Town Since 1872

Cash Basis EPS Trend

For the Three Months Ended:	Cash Basis Operating Earnings	Net Income
March 31, 1995	$.29	$.23
June 30, 1995	.30	.24
September 30, 1995	.32	.26
December 31, 1995	.32	.26
March 31, 1996	.31	.30
June 30, 1996	.32	.31
September 30, 1996	.32	.25
December 31, 1996	.33	.32
March 31, 1997	.37	.35
June 30, 1997	.37	.35
September 30, 1997	.39	.27
December 31, 1997	.38	.31
March 31, 1998	.42	.38
June 30, 1998	.43	.41
September 30, 1998	.44	.41
December 31, 1998	.44	.40
March 31, 1999	.49	.44
June 30, 1999	.49	.46
September 30, 1999	.50	.42
December 31, 1999	.51	.40
March 31, 2000	.54	.45
June 30, 2000	.55	.41
September 30, 2000	.58	.16
December 31, 2000	.58	.51
March 31, 2001	.61	.51
June 30, 2001	.62	.52
September 30, 2001	.65	.48
December 31, 2001	.66	.61
March 31, 2002	.67	.66
June 30, 2002	.69	.68
September 30, 2002	.71	.68
December 31, 2002	.72	.70
March 31, 2003	.71	.69
June 30, 2003	.72	.67
September 30, 2003	.71	.21
December 31, 2003	.72	.55
March 31, 2004	.64	.60
June 30, 2004	.76	.72
September 30, 2004	.77	.74
December 31, 2004	.79	.75
March 31, 2005	.75	.71
June 30, 2005	.79	.70
September 30, 2005	.84	.80
December 31, 2005	.82	.78
March 31, 2006	.79	.79
June 30, 2006	.83	.79
September 30, 2006	.81	.77
December 31, 2006	.84	.46
March 31, 2007	.81	.77
June 30, 2007	.86	.83
September 30, 2007	.84	.80
December 31, 2007	.78	.75
March 31, 2008	.76	.78
June 30, 2008	.71	.78
Percentage Increase	145%	239%
Compound Annual Growth Rate (as originally reported)	7.6%	9.7%

29

Generating Fee Income and Operating Efficiency1

	For the Years Ended December 31					For the six months ended 6/30/08
	2003	2004	2005	2006	2007
Noninterest Income as a Percentage of Net Revenue (T/E) Based on Operating Earnings	36.0%	37.8%	39.1%	40.6%	41.3%	40.9%
Effect of other, net (1)	.5	—	—	—	—	1.3

Noninterest Income as a Percentage of Net Revenue (T/E) Based on GAAP	36.5%	37.8%	39.1%	40.6%	41.3%	42.2%

Cash Basis Efficiency Ratio	50.5%	49.7%	50.4%	53.2%	51.6%	51.7%
Effect of pretax merger-related and restructuring items	2.0	.1	(.2)	.3	.3	.1
Effect of pretax amortization of intangibles	1.2	2.0	1.9	1.6	1.5	1.5
Effect of other, net (2)	9.0	—	.8	(.4)	.3	(2.5)
Effect of amortization of mark-to-market adjustments	.1	.2	.2	.1	—	—

Efficiency Ratio Based on GAAP	62.8%	52.0%	53.1%	54.8%	53.7%	50.8%

(1)	Reflects gains from the initial public offering and sale of Visa stock in 2008, and the impact of a nonrecurring item associated with BB&T’s leasing operations in 2003.

(2)	Reflects gains from the initial public offering and sale of Visa stock and a gain from the early extinguishment of debt in 2008, a reserve charge relating to the Visa settlement in 2007, a gain on the sale of duplicate facilities in 2006, a one-time adjustment related to the accounting for property and equipment leases in 2005, and nonrecurring contributions made by an affiliated trust, a loss on early extinguishment of debt, and a one-time item associated with BB&T’s leasing operations in 2003.

30

Operating Earnings

as originally reported (dollars in millions)

	Operating Earnings	Net Income
1996	$305	$284
1997	409	360
1998	513	502
1999	659	613
2000	875	626
2001	1,100	974
2002	1,318	1,303
2003	1,424	1,065
2004	1,562	1,558
2005	1,674	1,654
2006	1,707	1,528
2007	1,749	1,734
Fifteen-Year Compound Annual Growth Rate	23.2%	23.2%

31

Long-Term Trends

	Operating Earnings	Net Income
20-Year Compound Annual Growth Rate in Diluted Earnings Per Share	10.0%	9.9%

32

Earnings Performance

	For the Year Ended December 31,						for the six months ended 6/30/08
Dollars in Millions	2002	2003	2004	2005	2006	2007
Total Revenues Based on Operating Results	5,975	6,114	6,666	7,830	9,489	10,668	5,202
Pretax merger-related and restructuring charges	—	—	—	—	—	—	—
Other, net (1)	—	69	—	2	(75)	—	81

Total Revenues Based on GAAP Results	5,975	6,183	6,666	7,832	9,414	10,668	5,283

Operating Earnings	1,318	1,424	1,562	1,674	1,707	1,749	778
Merger-related and restructuring charges, net of tax	(25)	(55)	(4)	7	(11)	(13)	(4)
Other, net (2)	10	(304)	—	(27)	(168)	(2)	82

Net Income	1,303	1,065	1,558	1,654	1,528	1,734	856

Return on Assets Based on Operating Earnings	1.74	1.67	1.62	1.60	1.49	1.38	1.16
Effect of after-tax merger-related and restructuring charges	(.03)	(.06)	—	.01	(.01)	(.01)	—
Effect of other, net (2)	.01	(.36)	—	(.03)	(.14)	—	.12

Return on Assets Based on Net Income	1.72	1.25	1.62	1.58	1.34	1.37	1.28

Return on Equity Based on Operating Earnings	18.53	16.01	14.74	15.12	14.91	14.37	12.08
Effect of after-tax merger-related and restructuring charges	(.35)	(.62)	(.03)	.07	(.10)	(.10)	(.05)
Effect of other, net (2)	.14	(3.42)	—	(.24)	(1.46)	(.02)	1.26

Return on Equity Based on Net Income	18.32	11.97	14.71	14.95	13.35	14.25	13.29

Diluted EPS Based on Operating Earnings	2.75	2.77	2.81	3.04	3.14	3.17	1.42
Effect of after-tax merger-related and restructuring charges	(.05)	(.11)	(.01)	.01	(.02)	(.02)	—
Effect of other, net (2)	.02	(.59)	—	(.05)	(.31)	(.01)	.15

Diluted EPS Based on Net Income	2.72	2.07	2.80	3.00	2.81	3.14	1.57

Cash ROA	1.79	1.78	1.79	1.77	1.63	1.50	1.27
Effect of amortization of mark-to-market adjustments, net of tax	—	(.01)	(.01)	(.02)	(.01)	—	—
Effect of amortization of intangibles, net of tax (3)	(.05)	(.10)	(.16)	(.15)	(.13)	(.12)	(.11)

Return on Assets Based on Operating Earnings	1.74	1.67	1.62	1.60	1.49	1.38	1.16

Cash ROE	23.80	24.45	26.36	27.12	27.23	26.82	22.12
Effect of amortization of mark-to-market adjustments, net of tax	—	(.90)	(.28)	(.29)	(.13)	(.03)	—
Effect of amortization of intangibles, net of tax (3)	(5.27)	(7.54)	(11.34)	(11.71)	(12.19)	(12.42)	(10.04)

Return on Equity Based on Operating Earnings	18.53	16.01	14.74	15.12	14.91	14.37	12.08

Cash Basis Diluted EPS	2.78	2.85	2.96	3.20	3.27	3.29	1.48
Effect of amortization of mark-to-market adjustments, net of tax	—	(.01)	(.03)	(.04)	(.01)	—	—
Effect of amortization of intangibles, net of tax	(.03)	(.07)	(.12)	(.12)	(.12)	(.12)	(.06)

Diluted EPS Based on Operating Earnings	2.75	2.77	2.81	3.04	3.14	3.17	1.42

(1)	Includes gains from the initial public offering and sale of Visa stock in 2008, a loss on sale of securities in 2006, a one-time adjustment related to the accounting for property and equipment leases in 2005, and a nonrecurring item associated with BB&T’s leasing operations in 2003.

(2)	Includes gains from the initial public offering and sale of Visa stock and a gain from the early extinguishment of debt in 2008, a reserve charge relating to the Visa settlement and a credit to the provision for income taxes in 2007, an additional tax provision related to leveraged leases, a loss on the sale of securities, and the impact of a gain on the sale of duplicate facilities in 2006, a one-time adjustment related to the accounting for property and equipment leases in 2005, nonrecurring contributions made by an affiliated trust, a loss on early extinguishment of debt, and a nonrecurring item associated with BB&T’s leasing operations in 2003, and a gain resulting from the cumulative effect of adopting a new accounting standard in 2002.

(3)	Excludes average intangibles from average assets and average equity, net of deferred taxes, in the calculation of cash basis ratios.

Best Bank in Town Since 1872

BB&T Corporation

BB&T Capital Trust V and BB&T Corporation have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents BB&T Capital Trust V and BB&T Corporation have filed with the SEC for more complete information about BB&T Capital Trust V, BB&T Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free in the United States at 1-866-500-5408; BB&T Capital Markets toll-free in the United States at 1-804-787-8221; and Morgan Stanley & Co. Incorporated toll-free in the United States at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).